UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LANGER, INC.
Full Name of Registrant

Former Name if Applicable

450 COMMACK ROAD
Address of Principal Executive Office (Street and Number)

DEER PARK, NY 11729-4510
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Langer, Inc.’s  (the “Company”) Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “Quarterly Report”) could not be filed within the prescribed time period because additional time is required to finalize certain of the financial information to be contained in the Quarterly Report .  The Company expects to file the Quarterly Report on or before the fifth calendar day following the prescribed due date for filing the Quarterly Report.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph P. Ciavarella	(631)	667-1200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the quarter ended March 31, 2005 has changed from the corresponding period for the last fiscal year principally as a result of Silipos, Inc. (“Silipos”), which was acquired in September 2004. For an explanation of the anticipated changes to our results for the three months ended March 31, 2005 from the three months ended March 31, 2004, please see Attachment A attached hereto.

LANGER, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2005	By	/s/ Joseph P. Ciavarella
Joseph P. Ciavarella
Chief Financial Officer and Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

The Company’s net income for the three months ended March 31, 2005, is expected to be approximately $1,410,000, or $.22 per fully diluted share, as compared to a net loss of approximately $(219,000) or $(.05) per fully diluted share for the three months ended March 31, 2004.  The principal reason for the expected increase in net income was the contribution from Silipos which included a non-recurring non-cash gain of $1,750,000 resulting from a change in the fair value of a put option obligation acquired as part of the Company’s acquisition of Silipos.

Net sales for the three months ended March 31, 2005, is expected to be approximately $10,397,000, as compared to net sales of approximately $5,764,000 for the three months ended March 31, 2004, an increase of approximately $4,633,000 or approximately 80.4%.  The principal reason for the expected increase was the net sales of approximately $4,733,000 generated by Silipos, partially offset by a reduction in net sales of approximately $100,000 from the Company’s historic business.

Cost of sales for the three months ended March 31, 2005 is expected to be approximately $5,502,000, or approximately 52.9% of net sales, as compared to approximately $3,791,000, or approximately 65.8% of net sales for the three months ended March 31, 2004 primarily due to additional costs of sales associated with Silipos.  Gross profit as a percentage of net sales for the three months ended March 31, 2005 is expected to be approximately 47.1% for the three months ended March 31, 2005, as compared to approximately 34.2% for the three months ended March 31, 2004.  The principal reason for the expected increase in gross profit was the gross profit contribution from Silipos of approximately $2,968,000.  Silipos’ gross profit as a percentage of its net sales for the three months ended March 31, 2005 is expected to be approximately 62.7%. Excluding Silipos, the Company’s gross profit as a percentage of net sales for the three months ended March 31, 2005 is expected to be approximately 34.0%, reflecting a slight decrease over a gross profit of approximately 34.2% for the three months ended March 31, 2004.

General and administrative costs for the three months ended March 31, 2005 are expected to be approximately $2,300,000, or approximately 22.1% as a percentage of net sales, as compared to approximately $1,174,000, or approximately 20.4% as a percentage of net sales for the three months ended March 31, 2004.  General and administrative expenses are expected to be higher in the three months ended March 31, 2005, as compared to the three months ended March 31, 2004, both in absolute dollars and as a percentage of net sales, due to the general and administrative expenses associated with Silipos of approximately $565,000, as well as the addition of management personnel, depreciation associated with the implementation of the new information technology system, stock based compensation, and professional fees.

The Company also incurred interest expense of approximately $918,000 in the three months ended March 31, 2005, as compared to $205,000 in the three months ended March 31, 2004; such increase is attributable to the debt incurred in connection with the Silipos acquisition.